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As filed with the Securities and Exchange Commission on March 19, 2003

        Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BOOKHAM TECHNOLOGY PLC

(Exact name of registrant as specified in its charter)

England and Wales (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)
90 Milton Park Abingdon, Oxfordshire OX14 4RY United Kingdom (011) (44) 1235-837 000	Bookham Technology, Inc. 66 Firemens Way Poughkeepsie, New York 12603 (845) 473-7744
(Address and telephone number of registrant's principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:
Richard Eaton, Esq. Hale and Dorr Alder Castle, 10 Noble Street London EC2V 7QJ United Kingdom Telephone: 44-20-7645-2400 Telecopy: 44-20-7645-2424	John A. Burgess, Esq. Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 Telephone: (617) 526-6000 Telecopy: (617) 526-5000

Approximate date of commencement of proposed sale to public:
From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ 333-            .

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ 333-            .

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Ordinary Shares, 1/3p par value per share, in the form of ordinary shares or American Depositary Shares(2)	61,000,000	$1.12	$68,320,000	$5,527.09

(1)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices of the Company's ordinary shares, each represented by one American Depositary Share, on The NASDAQ National Market on March 17, 2003.
(2)
These shares are being registered for resale on behalf of the selling stockholders.

        The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

        The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                            , 2003

         PROSPECTUS

         BOOKHAM TECHNOLOGY PLC

         61,000,000 ORDINARY SHARES

        This prospectus relates to resales of ordinary shares (in the form of ordinary shares or American Depositary Shares) previously issued by Bookham Technology plc to subsidiaries of Nortel Networks Corporation in connection with our acquisition of the optical amplifier and optical transmitter and receiver businesses of Nortel Networks Corporation.

        We are not selling any shares pursuant to this prospectus and will not receive any proceeds from the sale of the shares by the selling stockholders.

        The selling stockholders identified in this prospectus, or their transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

        Our American Depositary Shares, each of which represents one ordinary share, are traded on The NASDAQ National Market under the symbol "BKHM." Our ordinary shares are traded on the London Stock Exchange under the symbol "BHM." On March 17, 2003, the closing sale price of our ADSs on NASDAQ was $1.14 per share and the closing sale price of our ordinary shares on the London Stock Exchange was £0.72 per share. You are urged to obtain current market quotations for our ordinary shares and ADSs.

        Investing in our ordinary shares and ADSs involves a high degree of risk. See "Risk Factors" beginning on page 5.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                            , 2003.

        Bookham Technology plc's executive offices are located at 90 Milton Park, Abingdon, Oxfordshire OX14 4RY, England and our telephone number is (011) (44) 1235-837 000. The address of our United States office is Bookham Technology, Inc., 66 Firemens Way, Poughkeepsie, New York 12603 and our telephone number at that location is (845) 473-7744. Our Internet address is www.bookham.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to "Bookham," "we," "us," and "our" refer to Bookham Technology plc and its subsidiaries. References in this prospectus to "Nortel Networks" refer to Nortel Networks Corporation and its direct and indirect subsidiaries, collectively.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, our ordinary shares and ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of ordinary shares or ADSs.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors", that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

PROSPECTUS SUMMARY

        This summary does not contain all of the information that you should consider before investing in our ordinary shares or ADSs. You should read the entire prospectus carefully, especially the risks of investing in our ordinary shares and ADSs discussed under "Risk Factors."

Bookham Technology plc

        We principally design, manufacture and market optical components, modules and subsystems for the telecommunications industry. We also manufacture high speed electronics components for the telecommunications, defense and space industries. In 2002, we redefined the company through our acquisitions of the optical components business of MOC and the optical amplifier and optical transmitter and receiver businesses of Nortel Networks Corporation, in order to meet customer demand for full-line, independent, solutions-capable partners who can provide a full range of components as well as complete subsystems. These acquisitions enable us to offer a comprehensive product set comprising actives, passives and amplifiers based both on new technologies and products that are established and widely deployed.

RISK FACTORS

        Investing in our ordinary shares and ADSs involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our ordinary shares or ADSs. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our shares could fall, and you may lose all or part of the money you paid to buy our ordinary shares or ADSs.

WE HAVE GENERATED SUBSTANTIAL LOSSES TO DATE AND WILL GENERATE SUBSTANTIAL LOSSES IN THE FUTURE UNLESS WE ACHIEVE SIGNIFICANT REVENUE GROWTH

        We incurred substantial net losses in 2000, 2001 and 2002. We may incur greater operating losses and negative cash flows as we incur larger operating expenses and make capital expenditures in our business following our acquisition in November 2002 of the optical amplifier and optical transmitter and receiver businesses of Nortel Networks Corporation, referred to in this Prospectus as the acquired Nortel Networks businesses. We may never generate sufficient revenues to achieve profitability. Even if we do achieve profitability, we may not sustain or increase profitability on a quarterly or annual basis in the future. To date, we have been financed largely by the capital contributions of our key investors, as well as approximately £297.4 million of net proceeds we received as a result of our initial public offering in April 2000 and our follow-on offering in September 2000. Our existing cash balances may not be sufficient to cover future losses.

OUR SUCCESS WILL DEPEND ON THE EXTENT TO WHICH DEMAND FOR OPTICAL COMPONENTS IMPROVES AND INCREASES

        Projections of dramatic growth in demand for bandwidth between 1999 and 2002 led to telecommunications carriers investing large amounts of capital in developing and expanding their optical networks. When the projected growth did not materialize in 2001, telecommunications companies ceased the expansion of their networks, and large portions of those networks remain unused. As a result, the demand by telecommunications carriers for systems declined dramatically in 2001 and, in turn, the demand for components supplied by us and other vendors to the systems providers also fell sharply. This decline in demand persisted in 2002. We are unable to predict whether and how long the decline in demand will last and, in particular, how long it will take before the excess capacity of existing network systems is fully utilized and demand for additional capacity generated. The decline in demand has had, and will continue to have, a material adverse effect on our results of operations, and we are not able to predict when this adverse effect will cease.

RISKS ASSOCIATED WITH THE ACQUISITION AND INTEGRATION OF THE ACQUIRED NORTEL NETWORKS BUSINESSES

Our debt re-payment obligations to Nortel Networks may affect our ability to operate our business.

        In connection with our acquisition of the acquired Nortel Networks businesses, we have issued to Nortel Networks secured and unsecured interest-bearing loan notes in the aggregate amount of $50 million. The secured loan notes, in the aggregate amount of $30 million are secured against all of our capital equipment and all of the assets of the acquired Nortel Networks businesses. The secured loan notes bear interest at the rate of 7% per year, increasing 0.25% per quarter beginning three months after issue until re-payment, up to a maximum rate of 10% per year, and are payable in full no later than November 8, 2005. The unsecured loan notes, in the aggregate principal amount of $20 million, bear interest at the rate of 4% per year and are payable in full no later than November 8, 2007. We are required to repay the notes, in full or in part, at earlier times upon the occurrence of various events, including an equity or equity-linked financing by us. Repayment of these debts will reduce cash otherwise available to us to fund operations, expand our business or for other corporate obligations.

Difficulties associated with integrating the acquired Nortel Networks businesses could harm our overall business operations.

        The integration of the acquired Nortel Networks businesses with our other operations presents significant challenges, including:

  •
  integrating the manufacture, sale and marketing of the product lines of the acquired Nortel Networks businesses with our previously existing product lines;

  •
  consolidating the facilities of the acquired Nortel Networks businesses with our existing facilities and shifting the manufacturing of products to different facilities while maintaining quality standards, and in particular relocating the manufacturing activities from the Ottawa, Canada, plant to our facility in Caswell, England;

  •
  effectively integrating and organizing the retained employees of the acquired Nortel Networks businesses in several different locations in Canada, Switzerland, the U.K. and the U.S., with our existing employees;

  •
  retaining key employees of the acquired Nortel Networks businesses in the event of any reorganization of employment location and associated severance obligations; and

  •
  training our existing employees to operate the manufacturing lines associated with the products of the acquired Nortel Networks businesses and training retained Nortel Networks employees to operate our manufacturing lines.

        In particular, given that the acquired Nortel Networks businesses are collectively much larger than our business was before the acquisition, we face the challenges associated with integrating a larger business with our smaller business. We acquired three different manufacturing facilities and offices of the optical amplifier part of the acquired Nortel Networks businesses in three different countries. We also acquired two facilities of the optical transmitter and receiver part of the acquired Nortel Networks businesses in two countries. The acquisition involved the transfer to us of approximately 1,200 Nortel Networks employees, compared to our approximately 700 employees before the acquisition. In addition, the integration of the acquired Nortel Networks businesses follows closely our recent integration of the business we acquired in February 2002 from Marconi Optical Components Limited, or MOC, resulting in two significant integration efforts in a short period of time. The success of our strategy depends on the success of the integration process. There can be no assurance that the integration will be successful and it may result in unanticipated operational, developmental, personnel, or other problems. Any of these problems could adversely affect our results of operations.

RISKS ASSOCIATED WITH OUR BUSINESS

We will be dependent on Nortel Networks as a customer over the duration of the Supply Agreement we have entered into with Nortel Networks Limited.

        In connection with our acquisition of the acquired Nortel Networks businesses in November 2002, we entered into a three-year, non-exclusive Supply Agreement with Nortel Networks Limited, a wholly-owned subsidiary of Nortel Networks Corporation. The acquired Nortel Networks businesses were historically dependent on their relationship with Nortel Networks Limited and, as a result, we expect to be highly dependent on sales to Nortel Networks Limited, at least during the term of the Supply Agreement. Historically, shipments of products to Nortel Networks Limited by the acquired Nortel Networks businesses have constituted over 73%, 52% and 60%, respectively, of the total sales of these businesses in 2000, 2001 and the first half of 2002. In addition, Nortel Networks Limited, including its affiliates, has been one of our significant customers during the past three years with respect to sales of other Bookham products. During the six quarter period between November 8, 2002 and March 31, 2004, Nortel Networks Limited is obliged to purchase from us a minimum of $120 million of products and related services regardless of market demand, subject to our meeting certain customary performance criteria relating to price, quality and delivery, among other things. However, if Nortel Networks' financial condition deteriorates because the continued severe slowdown in the telecommunications industry or due to changes in its own financial position, Nortel Networks Limited may be unable to perform, in full or in part, its obligations under the Supply Agreement. Under certain circumstances, including a bankruptcy proceeding initiated by or against Nortel Networks and/or Nortel Networks Limited, amounts owing to us by Nortel Networks Limited might not be recoverable and the Supply Agreement might no longer be enforceable against Nortel Networks Limited. For the year ended December 31, 2002, Nortel Networks reported a net loss of $3.59 billion. Nortel Networks has previously announced workforce reductions and facilities closures. If Nortel Networks Limited is unable to meet its purchasing obligations under the Supply Agreement, or ceases to purchase a substantial amount of products from us after its expiration, our results of operations and business prospects would be materially adversely affected.

We may not be able to retain Nortel Networks Limited as a customer after expiration of the Supply Agreement.

        Our revenues over the period of the Supply Agreement with Nortel Networks Limited may not be indicative of future revenues as there can be no assurance that Nortel Networks Limited will continue to purchase products in the same quantity, or at all, after the expiration of the Supply Agreement. Our ability to retain Nortel Networks Limited as a customer after the Supply Agreement has expired will depend on Nortel Networks Limited's continuing needs for products supplied by us. Our revenues for the fourth quarter of 2002 increased substantially as a result of sales made under the Supply Agreement, and if those sales do not continue after the Supply Agreement expires, our revenues will be adversely affected.

We and our customers are each dependent upon a limited number of customers.

        Historically, we have generated most of our revenues from a limited number of customers. For example, in each of the three years ending December 31, 2002, sales to five customers accounted for approximately 80% of our net revenue. In this same period, sales to two of those customers, Nortel Networks and Marconi Communications, accounted for 74% of our net revenue in 2000, 65% in 2001 and 69% in 2002. Our dependence on a limited number of customers is due to the fact that the telecommunications equipment industry is dominated by a small number of large companies. That market is currently consolidating, thereby reducing the number of potential customers in the industry. This trend may further increase our dependence on a small number of customers. Similarly, our customers depend on a small group of telecommunications carrier customers. In addition, we expect to generate a significant amount of our revenues from supply agreements with Nortel Networks Limited and Marconi Communications. These supply agreements are of limited duration and Nortel Networks and Marconi may not continue as our customers after the agreements expire. The Marconi Communications supply agreement expires in December 2003, and the Nortel Networks supply agreement expires in November 2005. The loss of one or more of our customers could materially adversely affect our revenues and results of operations. In addition, many of our customers, and their telecommunications carrier customers, have been affected by the downturn in the telecommunications industry and are in poor financial condition. The condition of these companies may affect the amount and type of orders they are able to place with us or their ability to survive.

In order to fund our operations, increase manufacturing capacity or broaden our product range, we may need additional capital in the future that may not be available on acceptable terms, if at all.

        While we had approximately £105 million ($169 million) in cash deposits as at December 31, 2002, we also have debt repayment obligations under the secured loan notes and the unsecured loan notes issued in connection with the acquisition from Nortel Networks. Cash flow from operations is not presently sufficient to cover operating expenses and capital expenditure needs and we anticipate this trend will continue. As a result, we may need additional capital in the future to fund our operations, finance investment in equipment and corporate infrastructure, to increase the range of products we offer and respond to competitive pressures and perceived opportunities. There can be no assurance that additional financing will be available on acceptable terms, if at all. If we raise additional funds by selling equity securities, the relative equity ownership of our existing investors could be diluted and the new investors could obtain terms more favourable than previous investors. In addition, if we undertake equity or equity-linked financings prior to the repayment of the loan notes in full, we will be required to use the proceeds to repay all or a portion of the loan notes, depending on the amount of the equity or equity-linked financing. Any proceeds used for this purpose will not be available for other uses. If we raise additional funds through debt financing, we could incur significant borrowing costs. A failure to obtain additional funding could prevent us from making expenditures that would allow us to grow our business or maintain our operations.

We may have difficulty obtaining additional capital because of reduced funding of and lending to companies in the optical components industry.

        The optical components sector of the telecommunications industry, in which we operate, has been severely affected by the downturn in the global economy. As a result, companies in this sector are experiencing difficulty in raising capital, whether through equity or debt financing. Because the share values of optical component suppliers have declined markedly during the downturn, these companies have experienced difficulty in raising capital through equity financings because of lack of investor interest. We may therefore experience difficulty raising additional capital or may have to accept capital financing on less than optimal terms. We may also be unsuccessful in our efforts to raise additional capital.

Our future success will depend on our ability to manufacture and sell commercial quantities of our product lines, some of which have recently been commercially introduced and may not achieve commercial acceptance.

        For the year ended December 31, 2002, our revenues were derived primarily from sales of products of the acquired Nortel Networks businesses to Nortel Networks Limited under the supply agreement and, to a lesser extent, from sales under the supply agreement with Marconi Communications and sales and development of our ASOC and related products. We believe that sales of the products we acquired in connection with the acquisition of the business and assets of MOC and the acquired Nortel Networks businesses in 2002 will continue to account for a substantial portion of our future revenues, at least through the term of our supply agreements with Marconi Communications and Nortel Networks Limited. In view of current market conditions, we have decided to downsize the manufacturing and research and development activities related to our ASOC product line and therefore do not expect sales of those products to account for a significant percentage of our revenue for the foreseeable future. In connection with our acquisitions from Nortel Networks and MOC, we added several new products to our product line, some of which, along with certain of our ASOC products, are not yet qualified for volume production. We cannot assure investors that these products, or the proprietary technology upon which any of these products is based, will achieve broad market acceptance.

        In addition, a decline in demand for any of our product lines due to faults or quality problems, the introduction of superior products by competitors, technological changes or other reasons could undermine confidence in and demand for our products. This, in turn, could have a material adverse effect on our customer relationships and business prospects.

Our results of operations may suffer if we do not effectively manage our inventory and we may incur inventory-related charges.

        To achieve commercial success with our product lines, we need to manage our inventory of component parts and finished goods effectively to meet changing customer requirements. The ability to accurately forecast customers' product needs in the current economic environment is very difficult. Some of our products and supplies have in the past and may in the future become obsolete while in inventory due to rapidly changing customer specifications or a decrease in customer requirements. If we are not able to effectively manage our inventory, we may need to write off unsaleable or obsolete inventory, which would adversely affect results of operations. We have from time to time incurred significant inventory-related charges. For example, in 2001 we incurred charges related to inventory write-downs on excess inventory of £4.65 million and, in 2002, we incurred charges related to inventory write-downs on excess inventory of £3.3 million ($5.3 million), which includes write downs of £1.2 million ($1.9 million) related to the downsizing of our ASOC product line. We may incur significant similar charges in future periods.

The inventory we acquired as part of the acquisition of the acquired Nortel Networks businesses may not prove to be saleable and may require further write-downs.

        We recorded a fair value of £26.4 million ($42.5 million) for the inventory we obtained with the acquired Nortel Networks businesses. In view of our limited experience in managing our business since the acquisition from Nortel Networks, and the difficulty in the current economic climate of forecasting customer needs, we cannot assure investors that this inventory is saleable. If this inventory becomes obsolete, we will be required to write-down its value.

Fluctuations in the demand for optical components create significant uncertainties for our business.

        Our business is dependent upon product sales to telecommunications network system providers. These providers in turn are dependent for their business upon orders for fibre-optic systems from telecommunication carriers. Business fluctuations affecting our system provider customers or their telecommunication carrier customers have affected our business and will affect our business in the future. We are currently experiencing a period of industry-wide overcapacity and declining demand in all of our markets and these conditions are expected to continue. These conditions have resulted in excess inventory, which we have written off in 2001 and 2002, and an underutilization of manufacturing capacity. Moreover, sales often reflect orders shipped in the same quarter in which the orders are received, which makes sales vulnerable to short-term fluctuations in customer demand and difficult to predict. In addition, the timing of customer orders and the subsequent cancellation, modification or rescheduling of certain of these orders have affected and will in the future affect results of operations from quarter to quarter, particularly since these customers typically order in large quantities. The cancellation, rescheduling or modification of customer orders may reflect reductions in carrier capital spending and inventory adjustments by our customers in response to less certain carrier demand.

Our products are complex, may take longer to develop than originally anticipated and are highly dependent on the needs of our customers' design and development programmes.

        A part of our business involves custom designing certain new products in accordance with customer specifications. As a result, we are constantly developing new products and using new technologies in those products. These products often take 12 to 18 months to develop because of their complexity and the changing customer specifications in the course of the development cycle. We fund all of the design work. In the event that a customer cancels or modifies a design project before we begin large-scale manufacture of the product and receive revenue from the customer, we will not be able to recover those expenses and results of operations will be adversely affected. It is difficult to predict with any certainty, particularly in the present economic climate, the frequency with which customers will cancel or modify their projects, or the effect on results of operations. The complex production process for these products requires careful and constant maintenance of fine tolerances that can be disrupted by unknown or unforeseen causes. These products may also contain defects when first introduced or as new versions are released. We could also incur significant unanticipated costs in attempting to complete the development of new products or to fix defective products.

We may experience low manufacturing yields.

        Manufacturing yields depend on a number of factors, including the volume of production due to customer demand and the nature and extent of changes in specifications required by those customers for which we perform design-in work. Higher volumes due to demand for a fixed, rather than continually changing, design generally result in higher manufacturing yields, whereas lower volume production generally results in lower yields. In addition, lower yields may result, and have in the past resulted, from commercial shipments of products prior to full manufacturing qualification to the applicable specifications. Changes in manufacturing processes required as a result of changes in product specifications and customer needs have historically caused, and may in the future cause, significantly reduced manufacturing yields, resulting in low or negative margins on those products. Moreover, an increase in the rejection rate of products during the quality control process either pre, during or post manufacture results in lower yields and margins. Finally, manufacturing yields and margins can also be lower if we receive or inadvertently use defective or contaminated materials from our suppliers.

We could be adversely affected if we are unable to manage manufacturing capacity to meet fluctuating levels of demand for our products.

        A significant and steady decline in the demand for optical components during 2001 and into 2002 resulted in marked underutilization of our manufacturing capacity and, in July 2002, we announced that we were closing our manufacturing facilities in Swindon, U.K. and Maryland, U.S. In addition, we acquired another manufacturing facility in Caswell, U.K. as part of the MOC acquisition, which is presently underutilized. In connection with the acquired Nortel Networks businesses, we added four more manufacturing facilities located in the U.K., Canada and Switzerland, which are currently also underutilised. The fluctuations in customer demand, combined with the acquisition of this additional manufacturing space, present challenges and will require us to evaluate manufacturing capacity and to assess and predict demand appropriately in order to ensure availability and staffing of manufacturing facilities to meet that demand. Failure to do so on a timely basis could have an adverse impact upon gross margins or have the effect of increasing overall operating expenses.

We may be faced with product liability claims.

        Despite quality assurance measures, there remains a risk that defects may occur in our products. The occurrence of any defects in our products could give rise to liability for damages caused by such defects and for consequential damages. They could, moreover, impair the market's acceptance of our products. Both could have a material adverse effect on our business and financial condition.

We currently sell some products at negative gross margins and declining average selling prices could adversely impact our ability to become profitable.

        We have often initially sold our new products at negative gross margins. If we are not able to improve manufacturing yields and decrease costs as the volume of new products increases, the impact of these negative gross margins could be exacerbated and could have an adverse effect on our financial results. Average selling prices for telecommunications optical components have declined in recent years and suffered from a sharp decline in 2001 and continued to decline in 2002. We anticipate that the average selling prices of our products will continue to decline over time. If we are unable to reduce manufacturing costs at least at the same rate, gross margins and financial results will be adversely affected.

If we fail to protect our intellectual property rights, or are unable to obtain the right to use technologies owned by others, our business could be materially impaired.

Our intellectual property rights may not be adequately protected.

        Our future success will depend, in large part, upon our intellectual property rights, including patents, design rights, trade secrets, trademarks, know-how and continuing technological innovation. We maintain an active programme of identifying technology appropriate for patent protection. Our practice is to require employees and consultants to execute non-disclosure and proprietary rights agreements upon commencement of employment or consulting arrangements. These agreements acknowledge our exclusive ownership of all intellectual property developed by the individuals during their work for us and require that all proprietary information disclosed will remain confidential. Although such agreements may be binding, they may not be enforceable in all jurisdictions.

        Our intellectual property portfolio is an important corporate asset. The steps we have taken and may take in the future to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. We cannot assure investors that our competitors will not successfully challenge the validity of these patents, or design products that avoid infringement of our propriety rights with respect to our technology. There can be no assurance that other companies are not investigating or developing other similar technologies, that any patents will issue from any application pending or filed by us or that, if patents do issue, the claims allowed will be sufficiently broad to deter or prohibit others from marketing similar products. In addition, we cannot assure investors that any patents issued to us will not be challenged, invalidated or circumvented, or that the rights thereunder will provide a competitive advantage to us. Further, the laws of certain territories in which our products are or may be developed, manufactured or sold, including South East Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United Kingdom, Continental European countries and the United States.

Our products may infringe the intellectual property rights of others.

        Companies in the industry in which we operate frequently receive claims of patent infringement or infringement of other intellectual property rights. In this regard, third parties may in the future assert claims against us concerning our existing products or with respect to future products under development. We have entered into and may in the future enter into indemnification obligations in favour of some customers that could be triggered upon an allegation or finding that we are infringing other parties' proprietary rights. We may need in the future to negotiate with holders of patents relevant to our business. We may not in all cases be able to resolve allegations of infringement through licensing arrangements, settlement, alternative designs or otherwise. We may take legal action to determine the validity and scope of the third-party rights or to defend against any allegations of infringement. In the course of pursuing any of these means we could incur significant costs and diversion of our resources. Due to the competitive nature of our industry, it is unlikely that we could increase our prices to cover such costs. In addition, such claims could result in significant penalties or injunctions that could prevent us from selling some of our products in certain markets or result in settlements that require payment of significant royalties that could adversely affect our ability to price our products profitably.

If we fail to obtain the right to use the intellectual property rights of others necessary to operate our business, our ability to succeed will be adversely affected.

        The telecommunications and optical components markets in which we sell our products have experienced frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. Optical component suppliers may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against us. In the future we may need to obtain licence rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain such licences on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. Licences granting us the right to use third-party technology may not be available on commercially reasonable terms, if at all. Generally, a licence, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our operating results. Our larger competitors may be able to obtain licences or cross-licence their technology on better terms than we can, which could put us at a competitive disadvantage.

Fluctuations in operating results and a long sales cycle could adversely affect the market price of our ordinary shares and ADSs.

        Our revenues and operating results are likely to fluctuate significantly in the future. The timing of order placement, size of orders and satisfaction of contractual customer acceptance criteria, as well as order delays or deferrals and shipment delays and deferrals, may cause material fluctuations in revenue. To date, customers have taken a long time to reach a decision to purchase our products. This lengthy sales cycle may cause our revenues and operating results to vary from period to period and it may be difficult to predict the timing and amount of any variation. The period between initial contact with the customer to the receipt of an actual purchase order has frequently been six months to a year or more. In addition, customers traditionally perform extensive process and product evaluation and testing of components before entering into purchase arrangements.

        Delays or deferrals in purchasing decisions may increase as we develop new or enhanced products. The current and anticipated dependence on a small number of customers increases the revenue impact of each customer's actions relative to these factors. Our expense levels in the future will be based, in large part, on our expectations regarding future revenue, and as a result net income for any quarterly period in which material orders are delayed could vary significantly.

        Because of these and other factors, investors should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. It is possible that, in future periods, results of operations will be below the estimates of public market analysts and investors. Such a discrepancy could cause the market price of our ordinary shares and ADSs to decline.

Our business will be adversely affected if we cannot manage the significant changes in the number of our employees and the size of our operations.

        We experienced a significant increase in the number of our employees, the scope of our operating and financial systems and the geographic area of our operations in 1999 and 2000. In 2001, however, we experienced a significant reduction in the number of employees and scope of our operations because of declining demand for our products. In 2002, our employee numbers, scope of operations and the geographic area of our operations again significantly expanded through acquisitions, although the increase in our headcount was offset by planned employee reductions. In particular, the number of our employees increased from 226 at December 31, 1999 to 978 at December 31, 2000 and then decreased to 643 at December 31, 2001. As of December 31, 2002, our headcount was 1,945. This figure includes the approximately 1,200 employees who transferred to us with the acquired Nortel Networks businesses, and reflects planned reductions, including those related to the closure of the Swindon, U.K. and Maryland, U.S., manufacturing facilities. These recent significant changes in headcount have placed, and will continue to place, a significant strain on management and other resources. Future significant changes are likely as we respond to changes in the economy and continue our strategy of acquiring complementary businesses. There is a risk that, during such periods of growth or decline, management will not sufficiently coordinate the roles of individuals to ensure that all areas receive appropriate focus and attention. To manage our size effectively, we will need to continue to improve our operational, financial, accounting and management systems and to motivate and effectively manage our employees. We will also need to continue to establish and maintain adequate systems of control to support the size of our operations. If we are unable to manage our headcount and the scope of our operations effectively, the cost and quality of our products may suffer and we may be unable to attract and retain key personnel and develop and market new products.

We expect to acquire businesses as part of our strategy and we will need to integrate them successfully.

        Acquisitions have historically been an important part of our business strategy and will form part of our strategy in the future. Any acquisition transaction could be material in size and involve the issue of a significant number of new equity or debt securities and/or the payment of substantial cash consideration. If we fund acquisitions in whole or in part through the issue of equity securities, our existing shareholders may experience substantial dilution. We may also be required to make significant investment in acquired companies to facilitate commercialization of their own products or to support the integration of their operations with ours. Any acquisition may also involve significant management time and attention, which could cause disruption to our overall operations. Moreover, if we are unable to integrate successfully any newly acquired business or technologies, we may be unable to achieve our strategic goals and our business could suffer. Specifically, we are now in the process of integrating MOC's operations and the operations of the acquired Nortel Networks businesses with our existing business and may experience problems in connection with the integration. Finally, changes by the U.S. Financial Accounting Standards Board in the rules for merger accounting may affect the way in which we account for future acquisitions under U.S. GAAP. For example, the elimination of the "pooling" method of accounting for mergers may increase the amount of goodwill that we would be required to recognize if we acquire another company, which may have an adverse financial impact on our future net loss or net income.

We depend on a limited number of suppliers who could disrupt our business if they stopped, decreased or delayed shipments.

        We depend on a limited number of suppliers of raw materials and equipment used to manufacture our products. Some of these suppliers are sole sources. We typically have not entered into long-term agreements with our suppliers and, therefore, these suppliers generally may stop supplying materials and equipment at any time. The reliance on a sole or limited number of suppliers could result in delivery problems, reduced control over product pricing and quality, and an inability to identify and qualify another supplier in a timely manner. Any supply deficiencies relating to the quality or quantities of materials or equipment we use to manufacture our products could adversely affect our ability to fulfill customer orders or our financial results of operations.

We may not be able to operate our business successfully if we lose any member of our senior management team.

        Our future success will depend, in large part, on the continued service of our key management and technical personnel, in particular our founder and Chairman, Dr. Andrew G. Rickman, and our Chief Executive Officer and President, Dr. Giorgio Anania. If either of these individuals becomes unable or unwilling to render his services and expertise, we could encounter serious difficulties in the effective management of our business. While each of these individuals has a service agreement, these agreements cannot ensure their continued employment.

We generate a significant portion of our revenue outside the United Kingdom and are therefore subject to additional risks associated with the extent of our international operations.

        Our sales outside the United Kingdom constituted 22% of our 2000 revenues and 39% of our revenues for each of 2001 and 2002. We anticipate that our sales outside the United Kingdom will increase significantly as a result of sales under our supply agreement with Nortel Networks Limited. Because we sell a significant portion of our products outside the United Kingdom, we are subject to additional risks related to operating in foreign countries. These risks include:

  •
  foreign currency fluctuations, which could result in increased operating expenses and reduced revenue;

  •
  difficulty in collecting accounts receivable;

  •
  difficulty in enforcing or adequately protecting our intellectual property;

  •
  foreign taxes; and

  •
  foreign regulations.

        Any of these risks could materially adversely affect our business, financial condition and results of operations.

Our business is subject to currency fluctuations that may adversely affect our operating results.

        Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues and pay expenses. In particular, we expect that a substantial portion of our revenues will be denominated in U.S. dollars, while the majority of our expenses will continue to be denominated in pounds sterling. Fluctuations in the exchange rate between these two currencies and, to a lesser extent, other currencies in which we collect revenue and pay expenses, could affect our operating results. In addition, our consolidated financial statements are prepared in pounds sterling and translated into U.S. dollars for U.S. reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished or our net loss increased, when reported in U.S. dollars in our financial statements. We may at times engage in currency hedging transactions in an effort to cover any exposure to such fluctuations, and we may be required to convert currencies to meet our obligations. Under certain circumstances, hedging transactions can have an adverse effect on our financial condition.

Our business involves the use of hazardous materials, and environmental laws and regulations may expose us to liability and increase our costs.

        We historically have handled small amounts of hazardous materials as part of our manufacturing activities and now handle more and different such hazardous materials as a result of the manufacturing processes related to the acquired Nortel Networks businesses and the product lines we acquired from MOC. Consequently, our operations are subject to environmental laws and regulations governing, among other things, the use and handling of hazardous substances and waste disposal. We may be required to incur environmental costs to comply with current or future environmental laws. As with other companies engaged in manufacturing activities that involve hazardous materials, a risk of environmental liability is inherent in our manufacturing activities, as is the risk that our facilities will be shut down in the event of a release of hazardous waste. The costs associated with environmental compliance or remediation efforts or other environmental liabilities could adversely affect our business.

We may in the future be considered a passive foreign investment company.

        The U.S. Internal Revenue Code of 1986, as amended, contains special rules relating to passive foreign investment companies ("PFICs"). A U.S. holder (as that term is defined in "Item 10: Additional information—Taxation—United States Federal Income Tax Consequences") who owns stock in a PFIC generally is subject to adverse tax consequences under these rules. These rules do not apply to non-U.S. holders. A company is treated as a PFIC if at least 75% of the company's gross income for a taxable year consists of "passive income," defined generally as income from passive investments, as opposed to operating income. A company is also treated as a PFIC if the average percentage of the value of its assets, including cash balances, that produce or are held for the production of passive income is at least 50%. The application of the gross income test in our particular circumstances is uncertain. This could result in our classification as a PFIC in the future, even in a year in which we have substantial gross revenues from product sales. In addition, the proportion of our cash balances compared with our total assets may in the future result in our being a PFIC. There can be no assurance that we will in future years have sufficient revenues from product sales or sufficient non-passive assets to avoid becoming a PFIC.

The future sale of substantial amounts of our ordinary shares or ADSs could adversely affect our share price.

        In connection with our acquisition of the acquired Nortel Networks businesses, we issued to Nortel Networks 61,000,000 ordinary shares, which represents approximately 29.8% of our outstanding shares as of March 1, 2003. We also issued to Nortel Networks warrants over 9,000,000 ordinary shares. These warrants are immediately exercisable but may not be exercised to the extent that doing so would result in Nortel Networks owning 30% or more of our outstanding ordinary shares at the time of exercise. Certain other shareholders or groups of shareholders also hold significant percentages of our shares. For example, our directors collectively beneficially hold approximately 15.8%, and Marconi Optical Components Limited holds approximately 6.3% of our outstanding ordinary shares as of March 1, 2003. In addition, Nortel Networks and certain shareholders have the right to require us to register their ordinary shares in the United States. In particular, we have agreed to file a registration statement with the U.S. Securities and Exchange Commission to register the ordinary shares held by Nortel Networks or its affiliates at the time of registration (and any ADSs arising on conversion thereof) and we have further agreed to bear the cost of registration (excluding selling commissions and any fees and expenses related to converting ordinary shares into ADSs). Sales by Nortel Networks or other shareholders of substantial amounts of shares in the public or private market could adversely affect the market price of our ordinary shares or ADSs by increasing the supply of shares available for sale compared to the demand in the private and public capital markets to buy our ordinary shares or ADSs. These sales may also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

        Nortel Networks has agreed that it will not sell or otherwise dispose of or charge, directly or indirectly, any shares for a period of six months after completion of the acquisition on November 8, 2002 and that it will not sell or otherwise dispose of or charge, directly or indirectly, more than 15,000,000 shares per quarter during the period of one year thereafter. However, we may, in our sole discretion, and at any time, consent to the sale of shares by Nortel Networks. We have also agreed that, as exceptions to the above-mentioned restrictions, Nortel Networks is entitled to make: (i) inter-group transfers; (ii) sales in privately negotiated transactions not involving a public offering, provided that such sales are not to certain of our competitors; and/or (iii) pledges for the benefit of financing providers to Nortel Networks or its affiliates, provided that in each case the transferee agrees to be bound by the above-mentioned restrictions. In addition, the above-mentioned restrictions shall not prevent or restrict Nortel Networks from: (i) accepting an offer; (ii) giving an irrevocable undertaking in relation to an offer; or (iii) selling any shares during an offer period, in each case where the offer is for our entire issued share capital.

Failure to satisfy the minimum bid price requirements of the NASDAQ National Market may result in delisting.

        Our ADSs are listed on the NASDAQ National Market. To continue to be listed on that market, we must satisfy certain continued listing requirements, including a minimum bid price per ADS of $1.00. Failure to maintain the minimum bid price or any of these other criteria may result in the delisting of our ADSs from the NASDAQ National Market. If the bid price per ADS falls below $1.00 for certain periods of time, unless at that time one of a range of alternatives, including a change in the ratio of ADSs to ordinary shares, is successfully implemented, we may cease being listed on the NASDAQ National Market. If we are no longer eligible for listing on the NASDAQ National Market, we may seek to be listed on the NASDAQ Smallcap Market if we satisfy the continued listing requirements of that market. In the event that we cannot satisfy those listing requirements, trading, if any, in the ADSs would be conducted on the over-the-counter bulletin board, or OTCBB, or, possibly, on an unregulated trading facility referred to as the "pink sheets". If we are no longer listed on the NASDAQ National Market, investors may find it more difficult to sell their ADSs because smaller quantities of the ADSs would likely be bought and sold, there could be a delay in executing the transactions and there may be a reduction in the level of analyst coverage.

RISKS ASSOCIATED WITH THE TELECOMMUNICATIONS AND OPTICAL COMPONENTS INDUSTRY

The markets in which we operate are highly competitive, which could result in lost sales and lower revenues.

        The market for fibre-optic components is highly competitive and such competition could result in our existing customers moving their orders to competitors. Certain of our competitors may be able more quickly and effectively to:

  •
  respond to new technologies or technical standards;

  •
  react to changing customer requirements and expectations;

  •
  devote needed resources to the development, production, promotion and sale of products; and

  •
  deliver competitive products at lower prices.

        In addition, market leaders in industries such as semiconductor and data communications, who may have significantly more resources than we do, may in the future enter our market with competing products. All of these risks may be increased if the market were to consolidate through mergers or business combinations between competitors.

        There can be no assurance that we will be able to compete successfully with our competitors or that aggressive competition in the market will not result in lower prices for our products or decreased gross profit margins. Any such development would have a material adverse effect on our business, financial condition and results of operations.

Our success will depend on our ability to anticipate and respond to evolving technologies and customer requirements.

        The market for telecommunications equipment is characterized by substantial capital investment and diverse and evolving technologies, such as fibre-optic, cable, wireless and satellite technologies. Our ability to anticipate changes in technology, industry standards, customer requirements and product offerings and to develop and introduce new and enhanced products will be significant factors in our ability to succeed. We expect that new technologies will continue to emerge as competition in the telecommunications industry increases and the need for higher and more cost efficient bandwidth expands. The introduction of new products embodying new technologies or the emergence of new industry standards could render our existing products uncompetitive from a pricing standpoint, obsolete or unmarketable.

Our business has suffered and may continue to suffer from periodic downturns.

        The telecommunications industry generally, and the fibre-optic components market in particular, has suffered from a period of over investment followed by a sharp decline in investment. As a result, customer demand has decreased and our sales declined significantly in the past year. There can be no assurance that the market will stabilise or improve in the near term or that the growth rates experienced in the 1999 and 2000 financial years will be attainable again in the coming years. A prolonged downturn in the industry could result in further substantially reduced volumes of sales of our products, severely adversely affecting our results of operations.

Factors other than quarterly results could cause our share price to be volatile or decline.

        We are grouped with the major telecommunications companies on both the London Stock Exchange and the NASDAQ National Market. The market prices of our ordinary shares and ADSs have been, and are likely to continue to be, highly volatile due to causes other than publication of historical quarterly results, such as:

  •
  announcements by our competitors and customers of their historical results or technological innovations or new products;

  •
  developments with respect to patents or proprietary rights;

  •
  governmental regulatory action; and

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  general market conditions.

        Over the past year, the NASDAQ National Market, the London Stock Exchange, our ordinary shares, our ADSs and the shares of our customers and competitors, in particular, have experienced substantial price and volume fluctuations, in many cases without any direct relationship to the affected companies' operating performance. Nevertheless, the market prices of the shares of companies in the optical components, modules and systems industries continue to trade at high multiples of earnings. An outgrowth of these multiples and market volatility is the significant vulnerability of our share price and the share prices of our customers and competitors to any actual or perceived fluctuation in the strength of the markets we serve, no matter how minor in actual or perceived consequence. As a result, these multiples, and hence market prices, may not be sustainable. These broad market and industry factors have caused and may in the future cause the market price of our ordinary shares or ADSs to decline, regardless of our actual operating performance or the operating performance of our customers.

CAPITALIZATION

        The following table sets forth our cash, short-term debt and capitalization as of December 31, 2002 under UK GAAP. There have been no significant changes to the amounts presented below since December 31, 2002.

December 31, 2002
£000
Cash	105,418

Short-term debt—secured	30

Long term debt
$20 million unsecured	12,459
$30 million secured	18,689
CHF1 million secured	181

Total long-term debt	31,329
Equity shareholders' funds	180,438

Total capitalization	211,767

USE OF PROCEEDS

        We are not selling any shares pursuant to this prospectus and will not receive any proceeds from the sale of the shares by the selling stockholders. See "Plan of Distribution" on page 24.

THE OFFERING

        This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission, or the SEC, to register a total of 61,000,000 of our ordinary shares previously issued by us to subsidiaries of Nortel Networks Corporation, or the selling stockholders, in connection with our acquisition of the optical amplifier and optical transmitter and receiver businesses of Nortel Networks. The registration statement permits the selling stockholders to use a "shelf" registration or "continuing offering" process. Under this process, the selling stockholders may from time to time sell the ordinary shares, 1/3p par value per share, or ADSs representing ordinary shares, in one or more offerings. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price of the ordinary shares or ADSs or in negotiated transactions. The rights of the ordinary shares and ADSs are described in our registration statements previously filed with the SEC and incorporated herein by reference.

        The ordinary shares being registered hereunder are subject to a lock-up pursuant to which prior to May 8, 2003, Nortel Networks Corporation may not (and will cause its subsidiaries not to), except in certain limited circumstances:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, the ordinary shares, or

  •
  enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the shares.

        In addition, until May 8, 2004, during any of the four consecutive three-month periods beginning May 8, 2003, Nortel Networks Corporation may not (and will cause its subsidiaries not to), except in certain limited circumstances:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, more than 15,000,000 of the aggregate number of ordinary shares and ordinary shares underlying warrants we issued to Nortel Networks or its subsidiaries in connection with our acquisition of the optical amplifier and optical transmitter and receiver businesses of Nortel Networks, or

  •
  enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of more than 15,000,000 of the aggregate number of ordinary shares and ordinary shares underlying warrants we issued to Nortel Networks and its subsidiaries in connection with the acquisition.

SELLING STOCKHOLDERS

  Beneficial Ownership and Shares Offered.

        The following table sets forth, to our knowledge, certain information about the selling stockholders as of March 1, 2003. Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to the shares. Nortel Networks has sole voting and investment power with respect to the ordinary shares listed below. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below. The percentages in the table below are calculated based on 204,950,872 ordinary shares outstanding as of March 1, 2003.

	Ordinary Shares Beneficially Owned Prior to Offering			Ordinary Shares to be Beneficially Owned After Offering (3)
Name and Address of Selling Stockholder(1)			Ordinary Shares Being Offered
	Number	Percentage		Number	Percentage
Nortel Networks Optical Components Limited(2)	37,675,352	18.3%	37,210,585	464,767	*
Maidenhead Office Park Westacott Way Maidenhead Berkshire SL6 3QH United Kingdom
Nortel Networks Limited	23,789,415	11.6%	23,789,415	—	—
2351 Boulevard Alfred-Nobel St. Laurent Quebec H4S 2A9 Canada

*
Less than one percent.

(1)
Selling stockholders may also include certain transferees, successors and assigns and heirs and personal representatives of the selling stockholders named in this table.

(2)
These figures include 464,767 ordinary shares underlying warrants to purchase a total of 9,000,000 shares issued to Nortel Networks Optical Components Limited in connection with our acquisition from Nortel Networks. The warrants are immediately exercisable but the terms of the warrants prohibit their exercise to the extent such exercise would result in Nortel Networks, and persons acting in concert with Nortel Networks, holding 30% or more of our then-issued and outstanding ordinary shares. The 464,767 ordinary shares underlying the warrants represent the currently exercisable portion of the warrants in accordance with these restrictions. While these shares are beneficially owned by Nortel Networks Optical Components Limited, they are not included in the shares registered under the registration statement of which this prospectus is a part or in the shares offered under this prospectus.

(3)
We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders might not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

  Material Relationships Between Bookham and the Selling Stockholders.

        The selling stockholders are direct or indirect subsidiaries of Nortel Networks Corporation, and received their ordinary shares as part of the consideration for our acquisition from Nortel Networks in November 2002. In addition to the issuance of 61,000,000 ordinary shares, the consideration for the acquisition consisted of warrants for 9,000,000 ordinary shares, secured loan notes in an aggregate principal amount of $30,000,000 and unsecured loan notes in an aggregate principal amount of $20,000,000. We also paid Nortel Networks $10,000,000 less certain adjustments, for a net amount of $9,200,000 in connection with the transaction. We agreed, pursuant to the terms of a Registration Rights Agreement, to register the 61,000,000 ordinary shares issued to the selling stockholders.

        The warrants are exercisable on one or more occasions for a period of ten years commencing November 9, 2002. Nortel Networks may not exercise the warrants to the extent that, following such exercise, Nortel Networks and persons acting in concert with Nortel Networks would hold 30% or more of our outstanding ordinary shares. The exercise price of the warrants is 1/3p per ordinary share.

        The unsecured loan notes carry an interest rate of 4% per year and are repayable in full on the fifth anniversary of their issuance (subject to provisions for early repayment). The repayment of the secured loan notes is secured by all our capital equipment and all the assets of the optical amplifier and optical transmitter and receiver businesses we acquired in the acquisition. These notes initially carried an interest rate of 7% per year, which will increase by 0.25% per quarter beginning February 8, 2003. The secured loan notes are repayable in full on the third anniversary of their issuance unless required to be repaid earlier in connection with an equity or equity-linked financing by us.

        In connection with the acquisition, we entered into a Supply Agreement with Nortel Networks Limited, a wholly owned subsidiary of Nortel Networks Corporation, pursuant to which Nortel Networks Limited will be required to purchase from us a minimum of $120,000,000 of optical products and related services over a period of six quarters from November 8, 2002. If the purchases in each quarter of the six quarter term are within 15% of $20,000,000, Nortel Networks Limited is permitted to roll over the shortfall to a succeeding quarter. In addition, over the three years following November 8, 2002, Nortel Networks Limited has agreed to purchase from us agreed percentages on a product-by-product basis of its total requirements for optical components products that were previously supplied to Nortel Networks by its optical amplifier and optical transmitter and receiver businesses that we acquired, subject to our meeting certain customary performance criteria including quality and delivery. However, if Nortel Networks' financial condition deteriorates because the continued severe slowdown in the telecommunications industry or due to changes in its own financial position, Nortel Networks Limited may be unable to perform, in full or in part, its obligations under the Supply Agreement. Under certain circumstances, including a bankruptcy proceeding initiated by or against Nortel Networks and/or Nortel Networks Limited, amounts owing to us by Nortel Networks Limited might not be recoverable and the Supply Agreement might no longer be enforceable against Nortel Networks Limited. For the year ended December 31, 2002, Nortel Networks reported a net loss of $3.59 billion. Nortel Networks has previously announced workforce reductions and facilities closures. If Nortel Networks Limited is unable to meet its purchasing obligations under the Supply Agreement, or ceases to purchase a substantial amount of products from us after its expiration, our results of operations and business prospects would be materially adversely affected.

        We also entered into a Relationship Deed with Nortel Networks Corporation which regulates our ongoing relationship with Nortel Networks Corporation. Among other things, the agreement provides that (i) for as long as Nortel Networks or its related parties hold, individually or collectively, at least 5% of our outstanding ordinary shares, Nortel Networks will abstain, and will cause the related parties to abstain, from exercising its (or their) right to vote in respect of the ordinary shares; (ii) to ensure that we are capable at all times of carrying on our business independently from Nortel Networks, all transactions, agreements or arrangements entered into between Nortel Networks and its related parties and us are, and will be made, at arm's length and on a normal commercial basis; and (iii) neither Nortel Networks nor any of its related parties will exercise its (or their) voting rights to make an amendment to our Articles of Association that would be contrary to the terms of the Relationship Deed. Nortel Networks shall only be entitled to vote on any proposed shareholder resolution that would have the effect, if passed, of varying or suspending any rights attaching to Nortel Networks' ordinary shares or that would result in Nortel Networks' rights becoming different from the rights of other shareholders.

PLAN OF DISTRIBUTION

        The selling stockholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders may sell their shares by one or more, or a combination, of the following methods:

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  an over-the-counter distribution in accordance with the rules of The NASDAQ National Market;

  •
  in privately negotiated transactions; and

  •
  in options transactions.

        In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.

        In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the ordinary shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the ordinary shares short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

        The selling stockholders and other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify the selling stockholders, and the selling stockholders have agreed to indemnify us, against certain liabilities, including certain liabilities under the Securities Act.

        We have agreed with the selling stockholders to keep the Registration Statement, which includes this prospectus, effective until November 8, 2004.

EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by Bookham Technology plc (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee—Securities and Exchange Commission	$5,527
Legal fees and expenses	$20,000
Accounting fees and expenses	$265,000
Miscellaneous expenses	$4,473

Total Expenses	$295,000

SHARE CAPITAL

        Our authorized share capital was 300,000,000 ordinary shares, 1/3p par value per share, as of December 31, 2002. Our issued share capital was 130,160,413 and 204,950,872 ordinary shares as of January 1, 2002 and December 31, 2002 respectively. All of our issued shares were on those dates, and are currently, fully paid. Neither we nor any of our subsidiaries hold shares of Bookham Technology plc. There were 31,010,440 ordinary shares issuable upon the exercise of outstanding options and warrants as of December 31, 2002. The following is a list of outstanding warrants to purchase our ordinary shares as of December 31, 2002:

Number of Warrants	Exercise Price	Expiration Date
122,821	$1.9333	April 18, 2004
8,441	$1.9333	April 18, 2004
9,000,000	1/3p	November 8, 2012

        All of our outstanding options as of December 31, 2002 have been granted to our employees and directors under our equity incentive plans. As of December 31, 2002, the exercise price of these options ranged from £0.73 to £36.05. All options granted under our equity incentive plans have a duration of 10 years unless earlier terminated in accordance with the applicable plan or option agreement. The warrants for 9,000,000 shares were issued to Nortel Networks in connection with the acquisition of the acquired Nortel Networks businesses.

2000

        On February 23, 2000, our shareholders approved an increase in our authorized share capital by approving the creation of 200,000 Series A Convertible Preference Shares of $100 nominal value each. On February 25, 2000, the directors issued 200,000 Preference Shares for an aggregate consideration of $20,000,000. In April 2000, all of the issued Preference Shares were automatically converted to 1,263,423 ordinary shares at the conversion rate of $15.83 per ordinary share. All of the unissued Preference Shares were also cancelled at that time and the authorized share capital was reduced accordingly.

        On March 13, 2000, our shareholders approved an increase in our authorized share capital by approving the creation of an additional 6,000,000 ordinary shares of 2p nominal value each. On the same date, our shareholders approved a subdivision of each authorized and issued 2p ordinary share into six ordinary shares of 1/3p each. On April 11, 2000, we issued 21,900,000 ordinary shares of 1/3p each for a total cash consideration of £200,060,000 net of issuance costs. On September 19, 2000, we issued 3,064,548 ordinary shares of 1/3p each for a total cash consideration of £97,332,000 net of issuance costs. During 2000, we also issued 2,413,145 of ordinary shares of 1/3 pence each under our 1995 and 1998 Employee Share Option Schemes, including 47,274 shares to consultants upon the exercise of options. During 2000, we issued 1,410,972 shares to warrant holders upon the exercise of warrants. On June 5, 2000, we issued 63,171 shares to Goldman Sachs International as payment of $1,000,000 of fees owed by us in connection with financial advisory services performed by Goldman Sachs International.

        With the exception of shares issued to warrant holders, all shares issued during the period were issued at fair market prices.

2001

        On April 26, 2001, our shareholders approved an increase in our authorized share capital approving the creation of an additional 39,600,000 ordinary shares.

        During 2001, we issued 1,558,136 ordinary shares under our 1995 and 1998 Employee Share Option Schemes. On January 25, 2001, we agreed to issue, at a further date, up to 2,108,957 ordinary shares to the shareholders of Measurement Microsystems A-Z Inc., or MM, as consideration for the acquisition of the entire share capital of MM. The issue of 702,986 shares was contingent upon the achievement of performance milestones by MM employees. At December 31, 2001, 1,282,304 ordinary shares had been issued under the agreement and 826,653 remained to be issued.

2002

        During 2002, we issued 320,657 ordinary shares under the 1995 and 1998 Employee Share Option Schemes and 1,559 ordinary shares under our 2001 Approved Share Save Scheme and 577,243 ordinary shares to the shareholders of MM. Following the determination that 195,845 ordinary shares subject to performance milestones will not be issued, a total of 53,565 remain to be issued under the agreement with the MM shareholders dated January 25, 2001. On February 1, 2002, we issued 12,891,000 ordinary shares of 1/3 pence each to Marconi plc in consideration for the acquisition of the business and assets of Marconi Optical Components Limited. On November 5, 2002, our shareholders approved an increase in our authorized share capital by approving the creation of an additional 99,900,000 ordinary shares. On November 11, 2002, we issued 61,000,000 ordinary shares of 1/3 pence each to Nortel Networks Corporation in consideration for the acquisition of the optical amplifier and optical transmitter and receiver businesses.

        Our board of directors approved the issuance to the selling stockholders of the ordinary shares being registered hereunder on November 5, 2002.

DIVIDENDS

        We have never paid dividends on our share capital. We currently intend to retain future earnings, if any, to fund the development and growth of our business and do not anticipate paying cash dividends. Any payment of future dividends will be at the discretion of our Board of Directors after taking into account various factors, including our financing condition, operating results, current and anticipated cash needs and plans for expansion.

        Under English law, any payment of dividends would be subject to the Companies Act 1985, which requires that all dividends be approved by our Board of Directors and, in some cases, our shareholders. Moreover, under English law, we may pay dividends on our shares only out of profits available for distribution determined in accordance with the Companies Act and accounting principles generally accepted in the United Kingdom, which differ in some respects from United States generally accepted accounting principles. In the event that dividends are paid in the future, holders of our ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with the Deposit Agreement dated April 18, 2000, between us and The Bank of New York, as depositary.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of and for the years ended December 31, 2002 and 2001 included in our annual report on Form 20-F for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        Ernst & Young LLP, independent auditors, have audited the combined financial statements of the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation for the years ended December 31, 2001, 2000, and 1999 as set forth in their report. We have included these financial statements in the prospectus and registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

        Our consolidated financial statements for the year ended December 31, 2000 have been incorporated herein and in the registration statement in reliance upon the report, and with the consent, of PricewaterhouseCoopers, independent accountants, upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the shares offered hereby has been passed upon by Hale and Dorr.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the operation of the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our ordinary shares, including certain exhibits. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        This prospectus "incorporates" information set forth in documents that we file with the SEC. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents and reports listed below as well as any subsequent annual reports on Form 20-F, prior to the sale of all the shares covered by this prospectus. Any subsequent report on Form 6-K that we submit to the SEC will only be incorporated by reference into this document if we state in such Form 6-K that it is being incorporated by reference into this document.

(1)
Our Annual Report on Form 20-F for the year ended December 31, 2002; and

(2)
The description of our ordinary shares and American Depositary Shares represented by American Depositary Receipts contained in Amendment No. 1 to our Registration Statement on Form F-1, filed on September 19, 2000, including any amendments or reports filed for the purpose of updating that description.

        We will provide a copy of any of these documents to any person, including any beneficial owner, to whom a prospectus is delivered, at no cost, upon oral or written request to:

Bookham Technology plc
90 Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom
Attention: Investor Relations
Telephone: (011) (44) 1235 837 000

ENFORCEMENT OF CIVIL LIABILITIES

        We are a public limited company incorporated under the laws of England and Wales. Several of our directors and a majority of our executive officers, as well as the selling stockholders and experts named in this prospectus, are residents of countries other than the United States. All or a substantial portion of their assets and our assets are located outside the United States. As a result, it may not be possible for you:

  •
  to effect service of process within the United States upon us or our directors and executive officers or the selling stockholders;

  •
  to enforce in United States courts or outside the United States judgments obtained against us or our directors and executive officers and the selling stockholders in the United States courts in any action, including actions under the civil liability provisions of United States securities laws; or

  •
  to enforce in United States courts judgments obtained against us or our directors and executive officers and the selling stockholders in courts in jurisdictions outside the United States in any action, including actions under the civil liability provisions of United States securities laws. You also may have difficulties enforcing liabilities under the United States securities laws in original actions brought in courts in jurisdictions located outside the United States. We have been informed by Hale and Dorr, our English legal counsel, that there is doubt as to the enforceability of liabilities against such persons in the United Kingdom in original actions or in actions for the enforcement of judgments of United States courts predicated upon the federal securities laws of the United States.

INDEX TO FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31, 2002 OF BOOKHAM TECHNOLOGY PLC	F-2
NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT	F-3

UNAUDITED COMBINED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND JUNE 30, 2001 FOR THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION	F-6
NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS	F-9
REPORT OF INDEPENDENT AUDITORS	F-11
AUDITED COMBINED FINANCIAL STATEMENTS FOR THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION	F-12
NOTES TO COMBINED FINANCIAL STATEMENTS	F-15

BOOKHAM TECHNOLOGY PLC

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended December 31, 2002

	Historical
		Optical Amplifier and Optical Transmitter and Receiver Businesses (Note 1)
	Bookham Technology Plc (Note 1)		Pro forma
			Adjustments	Notes		Consolidated
	£000,000	£000,000	£000,000			£000,000
Group Turnover	34.6	64.8	—			99.4
Cost of sales	74.2	129.0	(65.0)	2(a	)	138.2

Gross loss	(39.6)	(64.2)	65.0			(38.8)
Administrative expenses:
Research and development	39.7	20.1	—			59.8
Selling, general and administrative expenses	21.1	132.1	(105.8)	2(a	)	47.4
Other	6.4	—	—			6.4
	67.2	152.2	(105.8)			113.6
Other operating income	0.2	—	—			0.2

Operating loss:
Operating loss before operating exceptional items	(70.0)	(56.8)	11.2			(115.6)
Operating exceptional items	(36.6)	(159.6)	159.6			(36.6)

Continuing operations	(106.5)	(216.4)	170.8			(152.1)
Discontinued operations	(0.1)	—	—			(0.1)
Group operating loss	(106.6)	(216.4)	170.8			(152.2)
Net Interest income/(expense)	5.3	—	(1.1)	2(b	)	4.2

Loss on ordinary activities before tax	(101.3)	(216.4)	169.7			(148.0)
Tax on loss ordinary activities before tax	—	13.9	(13.9)	2(c	)	—

Loss on ordinary activities after tax(1)	(101.3)	(202.5)	155.8			(148.0)

Net loss per ordinary share and ADS (basic and diluted)	£(0.67)					£(0.73)
Weighted average number of shares	150,996,196	—	52,788,461	2(d	)	203,784,657

(1)
Pro forma loss on ordinary activities after tax adjusted for the effects of the significant differences between UK GAAP and US GAAP is set out in Note 3 of Notes to the Unaudited Pro Forma Condensed Profit and Loss Account.

BOOKHAM TECHNOLOGY PLC

NOTES TO THE UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
PROFIT AND LOSS ACCOUNT

For the year ended December 31, 2002

1      BASIS OF PRESENTATION

        We acquired certain assets and assumed certain liabilities from Nortel Networks Corporation on November 8, 2002, being the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation. The aggregate consideration was £92,092,000 comprising 61,000,000 new Ordinary Shares in Bookham Technology plc, warrants over 9,000,000 new Ordinary Shares, cash of $9,240,000 (£5,848,000), and $50,000,000 (£31,642,000) of loan notes, and the combination has been accounted for as an acquisition.

        The condensed consolidated pro forma profit and loss account for the year ended December 31, 2002 gives effect to the acquisition of the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation as though it had taken place on January 1, 2002.

        The pro forma condensed consolidated profit and loss account has been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP") which differs in significant respects from those generally accepted in the United States ("US GAAP"). The principle differences between UK GAAP and US GAAP applicable to Bookham Technology plc are summarised in Note 3 of the Notes to the unaudited pro forma condensed profit and loss account.

        The pro forma condensed consolidated profit and loss account for the year ended December 31, 2002 is based on the audited financial statements of Bookham Technology plc for the year ended December 31, 2002 and the unaudited combined profit and loss account of the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation for the 45 weeks ended November 7, 2002.

        The pro forma profit and loss account is not necessarily indicative of what the results of operations would have been had the acquisition been completed on the date assumed, nor does it purport to project our profit and loss account for any future periods. The pro forma profit and loss account also does not include synergy benefits and potential cost savings arising from the acquisition, if any. The pro forma profit and loss account should be read in conjunction with our audited financial statements incorporated by reference in this prospectus and Registration Statement and audited and unaudited financial statements of the acquired business referred to above included elsewhere in this prospectus and Registration Statement.

2      PRO FORMA CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

        The pro forma combined condensed statements of operations incorporate the following adjustments:

  (a)
  Adjustment to reflect the acquisition of the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation as if the acquisition had occurred at January 1, 2002:

		Cost of sales	Selling, general and administrative expenses	Total
		£000,000	£000,000	£000,000
(i)	Add back operating exceptional costs for the Division as these costs would not have been incurred based on the fair value of assets acquired	49.3	110.3	159.6
(ii)	Increase amortisation of intangible assets arising on acquisition to a full year charge	—	(1.4)	(1.4)
(iii)	Increase amortisation of goodwill arising on acquisition to a full year charge	—	(3.1)	(3.1)
(iv)	Reduce depreciation charge to reflect the fair value of tangible assets acquired	15.7	—	15.7

		65.0	105.8	170.8

  (b)
  Adjustment to increase the interest arising on the loan notes issued to Nortel Networks Corporation for the acquisition of the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation so as to charge interest for a full year.

  (c)
  Adjustment to add back the tax credit included in the results of the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation in the 45 weeks to November 7, 2002. Had the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation been acquired by Bookham Technology plc on 1 January 2002 then no tax credit would have arisen.

  (d)
  Adjustment to reflect the effect of assuming the 61,000,000 shares issued to Nortel Networks Corporation were in issue from January 1, 2002.

3      DIFFERENCES BETWEEN UK GAAP AND US GAAP

        UK GAAP differs from US GAAP. A summary of the significant differences as they affect Bookham Technology plc is set forth in Note 30 of Notes to the audited financial statements of Bookham Technology plc incorporated by reference in the Registration Statement.

For the year ended December 31, 2002

	Historical
		Optical Amplifier and Optical Transmitter and Receiver Businesses
			Pro forma
	Bookham Technology Plc
			Adjustments	Notes		Consolidated
	£000,000	£000,000	£000,000			£000,000
Loss on ordinary activities after tax under UK GAAP	(101.3)	(202.5)	155.8			(148.0)
Adjustments:
In-process research and development	(8.8)	—	4.6	(i	)	(4.2)
Additional impairment and amortization of intangible assets	(0.3)	—	(2.9)	(ii	)	(3.2)
Amortization of goodwill	0.4	—	3.5	(iii	)	3.9
Additional impairment and depreciation of tangible assets	0.1	—	1.1	(iv	)	1.2

Net loss as adjusted to accord with US GAAP	(109.9)	(202.5)	162.1			(150.3)

Net loss (per US GAAP) per ordinary share and ADS (basic and diluted)	£(0.73)					£(0.74)
Weighted average number of shares	150,996,196	—	52,788,461			203,784,657
  (i)
  Elimination of the acquired in-process research and development charge for NNOC.

  (ii)
  Additional amortisation of intangible assets arising on acquisition under US GAAP.

  (iii)
  Elimination of goodwill amortization as no goodwill arises on the acquisition of the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation under US GAAP.

  (iv)
  Reduction in depreciation of tangible assets acquired under US GAAP.

THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF
NORTEL NETWORKS CORPORATION

UNAUDITED COMBINED STATEMENT OF OPERATIONS
For the six months ended June 30,

	2002	2001
	£000,000	£000,000
Net sales	40.8	224.3

Costs and expenses:
Cost of revenues	115.3	174.4
Selling, general and administrative expense	10.6	32.4
Research and development expense	13.1	26.3
Special charges	110.3	4.1

	249.3	237.29

Operating loss	(208.5)	(12.9)
Other income	7.3	—

Loss before income taxes	(201.2)	(12.9)
Income tax benefit	14.3	2.2

Net loss	(186.9)	(10.7)

See accompanying notes.

THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF
NORTEL NETWORKS CORPORATION

UNAUDITED COMBINED STATEMENT OF INVESTED CAPITAL

Six months ended June 30, 2002
£000,000
Balance at beginning of period	162.5
Net loss	(186.9)
Other movements in invested capital	20.2

Balance at end of period	(4.2)

See accompanying notes.

THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF
NORTEL NETWORKS CORPORATION

UNAUDITED COMBINED STATEMENTS OF CASH FLOWS
For the six months ended June 30,

	2002	2001
	£000,000	£000,000
Cash flows from operating activities
Net loss	(186.9)	(10.7)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	19.5	57.9
Impairment of property and equipment	105.0	—
Profit on sale of property and equipment	(5.5)	—
Change in operating assets and liabilities:
Accounts receivable	2.3	47.0
Inventories	48.3	(38.7)
Accounts payable and accrued liabilities	0.4	(12.1)
Other operating assets and liabilities	(8.8)	(20.2)

Net cash from operating activities	(25.7)	23.2

Cash flows from (used in) investing activities
Expenditures for plant and equipment	—	(82.9)
Proceeds on disposals of property and equipment	5.5	—

Net cash from (used in) investing activities	5.5	(82.9)

Cash flows from (used in) financing activities
Net movement in invested capital	20.2	59.7

Net cash from financing activities of continuing operations	20.2	59.7

Net increase in cash and cash equivalents	—	—
Cash and cash equivalents at beginning of year—net	—	—

Cash and cash equivalents at end of year—net	—	—

See accompanying notes.

THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF
NORTEL NETWORKS CORPORATION

NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS

1      ORGANIZATION AND BASIS OF PREPARATION

        The accounting policies used in the preparation of the Condensed Combined Financial Statements, which are unaudited, are the same as those used in the Combined Financial Statements for the year ended December 31, 2001 included elsewhere herein. The tax charge for the six months ended June 30, 2002 is based on the estimated annual effective rate. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2002 are not indicative of the results that may be expected for the year ended December 31, 2002.

        The Optical Amplifier and Optical Transmitter and Receiver Businesses operate from three principal locations in Paignton (UK), Ottawa (Canada), and Zurich (Switzerland) and also have small facilities in Harlow (UK) and Poughkeepsie, NY (United States).

        The Optical Amplifier and Optical Transmitter and Receiver Businesses have historically operated and been managed as an integral part of the High Performance Optical Component Systems (HPOCS) division of Nortel Networks Corporation. The Optical Amplifier and Optical Transmitter and Receiver Businesses ("The Division") were acquired by Bookham Technology plc on November 8, 2002.

        These unaudited financial statements are a combination of the financial statements of the divisions of the Optical Amplifier and Optical Transmitter and Receiver Businesses, which comprise the Division.

        All intra-Division transactions and balances have been eliminated on combination.

        The combined financial statements include interest income and expense actually earned by or charged to the Division. During the period ended June 30, 2002, the Division's operations were principally funded by share capital and loans from Nortel Networks Corporation Group companies. These financing arrangements were designed and implemented on a Nortel Networks Corporation Group basis, rather than from the perspective of the financing needs of the Division. The decisions as to whether to finance companies with share capital or loans were taken based on the financial position of the companies and local taxation considerations.

        The combined financial statements reflect management costs charged to the Division by Nortel Networks Corporation Group based on direct costs incurred. Management believes this is a reasonable basis.

        The charge for taxation is based upon the results of the Optical Amplifier and Optical Transmitter and Receiver Businesses for each period as if the results represented those of taxable entities in each territory at the corporate tax rate ruling for each period in each territory. Tax is assumed to be paid or received in the period the charge or credit arises. The basis of funding, interest charges and financing cash flows and related cash flows and management charges are not necessarily representative of those that would have been incurred by the Division on a stand-alone basis, or of those that may exist or arise in the Division in the future.

2      SPECIAL CHARGES

        The following tables detail special charges incurred for the six months ended June 30, 2002.

	Provision balance as at December 31, 2001		Utilized in the period		Provision balance as at June 30, 2002
		Special Charges
			Cash	Non cash
	£000,000	£000,000	£000,000	£000,000	£000,000
Restructuring activities:
Severance and contract settlement costs	24.2	5.3	(11.0)	—	18.5
Plant and equipment write downs	—	105.0	—	(105.0)	—

Total	24.2	110.3	(11.0)	(105.0)	18.5

        The special charges arise from a restructuring of the continuing operations of the Optical Amplifier and Optical Transmitter and Receiver Businesses. As has been well publicised the Telecommunications sector in which the Optical Amplifer and Optical Transmitter and Receiver Businesses operate has been affected globally by reduced network build expenditure. During the six months ended June 30, 2002 the Optical Amplifer and Optical Transmitter and Receiver Businesses announced head count and cost reduction plans which resulted in substantial charges. Management believe this will enable the business to stabilise and leave it well placed to trade profitably at a lower level of revenue in the medium term.

        Special charges for June 30, 2001 of £4.1 million were provisioned and expensed. These costs relate to severance costs arising from the restructuring of the continuing operations of the Optical Amplifier and Optical Transmitter and Receiver Businesses.

3      OTHER INCOME

        The following table details other income in the six months ended June 30, 2002 and 2001 respectively:

	2002	2001
	£000,000	£000,000
Interest received	1.8	—
Gain on disposal of property and plant	5.5	—

Total	7.3	—

THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF
NORTEL NETWORKS CORPORATION

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Bookham Technology plc

        We have audited the accompanying combined statements of operations, invested capital and cash flows of the Optical Amplifier and Optical Transmitter and Receiver Businesses of Nortel Networks Corporation for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Bookham Technology plc's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with United Kingdom auditing standards and United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly in all material respects, the combined results of operations and combined cash flows of the Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

        ERNST & YOUNG LLP

Reading, England
March 18, 2003

THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF
NORTEL NETWORKS CORPORATION

COMBINED STATEMENTS OF OPERATIONS

	Year ended December 31,
	2001	2000	1999
	£000,000	£000,000	£000,000
Net sales	262.2	1,029.3	319.7

Costs and expenses:
Cost of revenues	257.1	739.0	245.7
Selling, general and administrative expense	51.1	32.0	18.1
Research and development expense	40.6	16.8	9.5
Special charges	305.7	—	—

	654.5	787.8	273.3

Operating (loss)/income	(392.3)	241.5	46.4
Other income	7.5	0.7	—
Interest expense	(0.9)	—	(0.5)

(Loss)/earnings before income taxes	(385.7)	242.2	45.9
Income tax benefit/(provision)	38.2	(65.6)	(9.2)

Net (loss)/earnings	(347.5)	176.6	36.7

See accompanying notes.

THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF
NORTEL NETWORKS CORPORATION

COMBINED STATEMENT OF INVESTED CAPITAL

	Year ended December 31,
	2001	2000	1999
	£000,000	£000,000	£000,000
Balance at beginning of year	306.1	126.0	79.6
Net (loss)/earnings	(347.5)	176.6	36.7
Other movements in invested capital	203.9	3.5	9.7

Balance at end of year	162.5	306.1	126.0

See accompanying notes.

THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF
NORTEL NETWORKS CORPORATION

COMBINED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2001	2000	1999
	£000,000	£000,000	£000,000
Cash flows from operating activities
Net (loss)/earnings	(347.5)	176.6	36.7
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	44.2	22.4	13.6
Impairment of property and equipment	116.3	12.2	—
Profit on sale of property and equipment	(7.5)	—	—
Change in operating assets and liabilities:
Accounts receivable	65.8	(43.3)	(6.4)
Inventories	42.2	(63.3)	(24.7)
Accounts payable and accrued liabilities	(38.3)	56.8	21.4
Other operating assets and liabilities	6.1	(2.4)	1.4

Net cash from operating activities	(118.7)	159.0	42.0

Cash flows (used in) investing activities
Expenditures for property, plant and equipment	(92.7)	(162.5)	(51.7)
Proceeds on disposals of property, plant and equipment	7.5	—	—

Net cash used in investing activities	(85.2)	(162.5)	(51.7)

Cash flows from financing activities
Net movement in Invested Capital	203.9	3.5	9.7

Net cash from financing activities of continuing operations	203.9	3.5	9.7

Net increase in cash and cash equivalents	—	—	—
Cash and cash equivalents at beginning of year—net	—	—	—

Cash and cash equivalents at end of year—net	—	—	—

Supplemental disclosure of cash flow information
Interest paid	0.9	—	0.5
Taxes paid	—	65.6	9.2

See accompanying notes.

THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF
NORTEL NETWORKS CORPORATION

NOTES TO COMBINED FINANCIAL STATEMENTS

1      ORGANIZATION AND BASIS OF PREPARATION

        The Optical Amplifier and Optical Transmitter and Receiver Businesses operate from three principal locations in Paignton (UK), Ottawa (Canada), and Zurich (Switzerland) and also have small facilities in Harlow (UK) and Poughkeepsie, NY (United States).

        The Optical Amplifier and Optical Transmitter and Receiver Businesses have historically operated and been managed as an integral part of the High Performance Optical Component Systems (HPOCS) division of Nortel Networks Corporation. The Optical Amplifier and Optical Transmitter and Receiver Businesses (the "Division") were acquired by Bookham Technology plc on 8 November 2002.

        These financial statements are a combination of the financial statements of the divisions of the Optical Amplifier and Optical Transmitter and Receiver Businesses, which comprise the Division.

        All intra-Division transactions and balances have been eliminated on combination.

        The combined financial statements include interest income and expense actually earned by or charged to the Division. During the years ended December 31, 2001, 2000 and 1999, the Division's operations were principally funded by share capital and loans from Nortel Networks Corporation Group companies. These financing arrangements were designed and implemented on a Nortel Networks Corporation Group basis, rather than from the perspective of the financing needs of the Division. The decisions as to whether to finance companies with share capital or loans were taken based on the financial position of the companies and local taxation considerations.

        The combined financial statements reflect management costs charged to the Division by Nortel Networks Corporation Group based on direct costs incurred. Management believes this is a reasonable basis.

        The basis of funding, interest charges and financing cash flows and related cash flows and management charges are not necessarily representative of those that would have been incurred by the Division on a stand-alone basis.

        The charge for taxation is based upon the results of The Optical Amplifier and Optical Transmitter and Receiver Businesses for each period as if the results represented those of taxable entities in each territory at the corporate tax rate ruling for each period in each territory. Tax is assumed to be paid or received in the period the charge or credit arises.

2      SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

        Revenue, net of trade discounts and allowances, is recognized upon shipment and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Use of estimates

        The preparation of the combined financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements. Actual amounts could differ from such estimates.

Cash and cash equivalents

        All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements. Cash and cash equivalents consist of cash on hand and balances with banks.

Inventories

        Inventories are valued at the lower of cost (calculated on a first-in, first-out basis) and net realizable value. The cost of finished goods and work in process is comprised of material, labor and manufacturing overhead.

Property and equipment

        Property and equipment are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated generally on a straight-line basis over the expected useful lives of the plant and equipment. The expected useful lives of property are thirty-three to fifty years, and of equipment are four to ten years. Depreciation is not provided on construction in progress.

Translation of foreign currencies

        The functional currency of the Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation is Pounds sterling. The financial statements of the Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation operations whose functional currency is other than Pounds sterling are translated from such functional currency to Pounds sterling at the exchange rates in effect at the balance sheet date for assets and liabilities, and at average rates for the period for revenues and expenses, including gains and losses on foreign exchange transactions.

Research and development

        Research and development costs are charged to net earnings (loss) in the periods in which they are incurred.

Income taxes

        Income taxes are accounted for under the liability method and deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. Current and deferred income taxes have been allocated to the Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation as if the Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation was a separate tax payer.

3      SEGMENTAL ANALYSIS

        The Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation operates in one area of activity—the design and distribution of telecommunication components. It also operates in three principal geographical markets—the United Kingdom, Switzerland and Canada.

Net sales by destination

	2001	2000	1999
	£000,000	£000,000	£000,000
European Union	74.8	197.3	57.1
Asia Pacific	18.1	11.0	7.1
North America	169.3	821.0	255.5

	262.2	1,029.3	319.7

Net sales by origin

	2001	2000	1999
	£000,000	£000,000	£000,000
United Kingdom	217.4	922.0	293.0
Switzerland	33.9	40.8	26.7
Canada	10.9	66.5	—

	262.2	1,029.3	319.7

Net (loss)/earnings before income taxes by origin

	2001	2000	1999
	£000,000	£000,000	£000,000
United Kingdom	(321.4)	214	28.6
Switzerland	(15.5)	26.7	17.0
Canada	(48.8)	1.5	0.3

	(385.7)	242.2	45.9

4      SPECIAL CHARGES

        The following tables detail special charges incurred for the year ended December 31, 2001:

		Utilized in the period		Provision balance as at December 31, 2001
	Special Charges
		Cash	Non cash
	£000,000	£000,000	£000,000	£000,000
Restructuring activities:
Severance and contract settlement costs	91.3	67.7	—	24.2
Plant and equipment write downs	116.3	—	116.3	—

Total	207.6	67.7	116.3	24.2

        The special charges arise from a restructuring of the continuing operations of the Optical Amplifier and Optical Transmitter and Receiver Businesses. As has been well publicized the Telecommunications sector in which the Optical Amplifer and Optical Transmitter and Receiver Businesses operate has been affected globally by reduced network build expenditure. During the year ended December 31, 2001 the Optical Amplifer and Optical Transmitter and Receiver Businesses announced head count and cost reduction plans which resulted in substantial charges. Management believed this would enable the business to stabilise and leave it well placed to trade profitably at a lower level of revenue in the medium term. Severance costs included above total £25,300,000 and represent the cost incurred of severing 4,185 full time employees.

5      OTHER INCOME

        The following tables details other income received in the years ended December 31:

	2001	2000	1999
	£000,000	£000,000	£000,000
Interest received	—	0.7	—
Gain on disposal of property and plant	7.5	—	—

Total	7.5	0.7	—

6      PENSION AND OTHER POSTRETIREMENT BENEFITS

        Retirement benefits were provided for eligible employees principally by Nortel Networks Corporation Group pension schemes.

        Nortel Networks Corporation operates a number of pension plans throughout the world. The major plans are defined benefit self-administered funds, with assets held separately from those of the Nortel Networks Corporation group. The pension contributions to the defined benefit plans are assessed in accordance with the advice of independent qualified actuaries using the projected unit credit method or, where appropriate for closed schemes, the attained age method.

        These plans have been treated as multi-employer plans and, accordingly, pension and postretirement benefit expense for the Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation represent the pension contributions made by the Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation. The

Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation's pension expense amounted to £7,800,000, £7,400,000 and £4,400,000, for the years ended December 31, 2002, 2000, and 1999, respectively.

7      TAXATION

        The Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation were part of the tax arrangement of the Nortel Networks Group for the three years ended December 31, 2001. The income tax charge/(credit) represents foreign tax and is group relief payable/(receivable) payable/receivable by other Nortel Networks Corporation group undertakings. Income taxes have been allocated to the Division as if it were a separate tax payer.

        The taxation charge/(credit) is made up as follows:

	2001	2000	1999
	£000,000	£000,000	£000,000
Income tax	(38.2)	65.6	9.2
Deferred taxation	—	—	—

	(38.2)	65.6	9.2

        The effective income tax rate varies from the normal corporate income tax rate in the UK of 30% due to amounts charged in the financial statements for which no tax deduction is ever available.

	2001	2000	1999
	£000,000	£000,000	£000,000
(Loss)/earnings before income taxes	(385.7)	242.2	45.9

(Loss)/earnings multiplied by standard rate of corporation tax in the UK	(115.7)	72.7	13.8
Expenses not deductible for corporation tax	83.0	3.0	(0.7)
Decelerated (accelerated) capital allowances	(0.8)	(3.2)	(1.8)
Higher taxes on overseas earnings	(4.7)	(6.9)	(2.1)

Total income tax	(38.2)	65.6	9.2

8      RELATED PARTY DISCLOSURE

        The Optical Amplifier and Optical Transmitter and Receiver businesses of Nortel Networks Corporation does not operate as a separate group and is financially dependent upon Nortel Networks Corporation. Consequently there were a number of related party transactions between its businesses and other companies and businesses within Nortel Networks Group. All transactions were undertaken at arm's length and in the ordinary course of business. Transactions entered into with respect to each year ended December 31, were as follows:

	Sales to related party	Purchases from related party
	£000,000	£000,000
Nortel Networks Corporation Group Undertakings
1999	200.3	5.3
2000	756.3	40.5
2001	139.5	9.1

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.    Indemnification of Directors and Officers.

        Subject to applicable English law, our directors and officers will be indemnified by us and/or exempted by us from all costs, charges, losses and liabilities incurred by them in the actual or purported exercise or discharge of their powers or duties. This indemnity and exemption includes any liability incurred by them in defending any civil or criminal proceedings which relate to anything done or alleged to have been done by them as our officer or employee and in which judgment is given in their favor; or where proceedings are disposed of without any finding or admission or any material breach of duty on their part; or in which they are acquitted or in respect of which relief from liability is granted.

        Our directors have the power to purchase and maintain insurance for, or for the benefit of, any persons that are or were at any time a director or officer of us or any company we control or that is part of our group (a "Relevant Company") or that are or were trustees of any pension fund or employees' share scheme in which employees of any Relevant Company are interested. Such insurance may include insurance against any liability incurred by them in respect of any act or omission in the actual or purported exercise or discharge of their powers or duties in relation to any Relevant Company, or such pension fund or employees' share scheme.

Item 9.    Exhibits.

Exhibit Number	Description
2.1	Acquisition Agreement dated as of October 7, 2002 between Nortel Networks Corporation and the Registrant (previously filed as Exhibit 1 to Schedule 13D filed by Nortel Networks Corporation on October 17, 2002, and incorporated herein by reference).
4.1
Memorandum of Association of the Registrant (previously filed as Exhibit 3.1 Registration Statement on Form F-1, as amended (file no. 333-11698), dated April 11, 2000, and incorporated herein by reference).
4.2
Articles of Association of the Registrant, as amended through November 5, 2002 (previously filed as Exhibit 1.2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.3	Form of Deposit Agreement (previously filed as Exhibit 4.2 to Registration Statement on Form F-1, as amended (file no. 333-11698), dated April 11, 2000, and incorporated herein by reference).
4.4	Specimen Ordinary Share Certificate (previously filed as Exhibit 4.1 to Registration Statement on From F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
4.5	Form of ADR Certificate (previously filed as Exhibit 4.3 to Registration Statement on Form F-1, as amended (file no. 333-11698), dated April 11, 2000, and incorporated herein by reference).
4.6
Registration Rights Agreement dated as of November 8, 2002 among Nortel Networks Corporation, the Nortel Networks Subsidiaries listed on the signature page thereto and the Registrant (previously filed as Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
5.1	Opinion of Hale and Dorr.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of PricewaterhouseCoopers.
23.4	Consent of Hale and Dorr, included in Exhibit 5.1 filed herewith.
24.1	Power of Attorney (See page II-6 of this Registration Statement).

Item 10.    Undertakings.

        Item 512(a) of Regulation S-K.    The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

        (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) To file a post-effective amendment to this Registration Statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering unless such financial statements or information are contained in periodic reports filed with or furnished to the Commission pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

        Item 512(b) of Regulation S-K.    The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Item 512(h) of Regulation S-K.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Abingdon, England, on March 19, 2003.

BOOKHAM TECHNOLOGY PLC
By:	/s/ GIORGIO ANANIA Giorgio Anania President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Bookham Technology plc hereby severally constitute and appoint Giorgio Anania, Stephen Abely and Philip Davis and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form F-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Bookham Technology plc to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ GIORGIO ANANIA Giorgio Anania	President, Chief Executive Officer and Director (Principal Executive Officer)	March 19, 2003
/s/ STEPHEN ABELY Stephen Abely	Chief Financial Officer (Principal Financial and Accounting Officer)	March 19, 2003
/s/ ANDREW G. RICKMAN Andrew G. Rickman	Chairman and Director	March 19, 2003
Jack St. Clair Kilby	Director	March 19, 2003
/s/ LORI HOLLAND Lori Holland	Director	March 19, 2003
W. Arthur Porter	Director	March 19, 2003
/s/ ROBERT J. RICKMAN Robert J. Rickman	Director	March 19, 2003
/s/ DAVID SIMPSON David Simpson	Director	March 19, 2003
Joseph Cook	Director	March 19, 2003

BOOKHAM TECHNOLOGY, INC.
By:	/s/ BYRON TROP Name: Byron Trop Title: Vice President, Sales	Authorized Representative in the United States	March 19, 2003

EXHIBIT INDEX

Exhibit Number	Description
2.1	Acquisition Agreement dated as of October 7, 2002 between Nortel Networks Corporation and the Registrant (previously filed as Exhibit 1 to Schedule 13D filed by Nortel Networks Corporation on October 17, 2002, and incorporated herein by reference).
4.1
Memorandum of Association of the Registrant (previously filed as Exhibit 3.1 Registration Statement on Form F-1, as amended (file no. 333-11698), dated April 11, 2000, and incorporated herein by reference).
4.2
Articles of Association of the Registrant, as amended through November 5, 2002 (previously filed as Exhibit 1.2 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
4.3	Form of Deposit Agreement (previously filed as Exhibit 4.2 to Registration Statement on Form F-1, as amended (file no. 333-11698), dated April 11, 2000, and incorporated herein by reference).
4.4	Specimen Ordinary Share Certificate (previously filed as Exhibit 4.1 to Registration Statement on From F-1, as amended (file no. 333-11698) dated April 11, 2000, and incorporated herein by reference).
4.5	Form of ADR Certificate (previously filed as Exhibit 4.3 to Registration Statement on Form F-1, as amended (file no. 333-11698), dated April 11, 2000, and incorporated herein by reference).
4.6
Registration Rights Agreement dated as of November 8, 2002 among Nortel Networks Corporation, the Nortel Networks Subsidiaries listed on the signature page thereto and the Registrant (previously filed as Exhibit 4.5 to Annual Report on Form 20-F for the year ended December 31, 2002, and incorporated herein by reference).
5.1	Opinion of Hale and Dorr.
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Ernst & Young LLP.
23.3	Consent of PricewaterhouseCoopers.
23.4	Consent of Hale and Dorr, included in Exhibit 5.1 filed herewith.
24.1	Power of Attorney (See page II-6 of this Registration Statement).

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TABLE OF CONTENTS
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
PROSPECTUS SUMMARY
Bookham Technology plc
RISK FACTORS
CAPITALIZATION
USE OF PROCEEDS
THE OFFERING
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
EXPENSES OF ISSUANCE AND DISTRIBUTION
SHARE CAPITAL
DIVIDENDS
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
ENFORCEMENT OF CIVIL LIABILITIES
INDEX TO FINANCIAL INFORMATION
BOOKHAM TECHNOLOGY PLC UNAUDITED PRO FORMA CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT For the year ended December 31, 2002
THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION UNAUDITED COMBINED STATEMENT OF OPERATIONS For the six months ended June 30,
THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION UNAUDITED COMBINED STATEMENT OF INVESTED CAPITAL
THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION UNAUDITED COMBINED STATEMENTS OF CASH FLOWS For the six months ended June 30,
THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION NOTES TO THE UNAUDITED COMBINED FINANCIAL STATEMENTS
THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION REPORT OF INDEPENDENT AUDITORS
THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION COMBINED STATEMENTS OF OPERATIONS
THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION COMBINED STATEMENT OF INVESTED CAPITAL
THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION COMBINED STATEMENTS OF CASH FLOWS
THE OPTICAL AMPLIFIER AND OPTICAL TRANSMITTER AND RECEIVER BUSINESSES OF NORTEL NETWORKS CORPORATION NOTES TO COMBINED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 8. Indemnification of Directors and Officers.
  Item 9. Exhibits.
  Item 10. Undertakings.
SIGNATURES
SIGNATURES AND POWER OF ATTORNEY
EXHIBIT INDEX